# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEWAMSTERDAM PHARMA COMPANY N.V., CIK 0001936258
CUSIP: N62509109
Title of class of securities: Ordinary Shares, nominal value EUR0.12 per share
Address of issuer's principal executive offices: Gooimeer 2-35, 1411, Naarden, Netherlands (P7), 1411 DC
Date of event which requires filing of this statement: 08/18/2025
Filed by CIK 0001790879
Persons authorized to receive notices and communications: Steve R. Bailey, 601 Union Street, Suite 3200, Seattle, Washington (WA), 98101, (206) 621-7200

## Reporting persons
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,327,937; sole dispositive power 0; shared dispositive power 7,327,937; aggregate amount beneficially owned 7,327,937 (6.5% of the class)
  Comment: The Aggregate Amount represents (i) 6,827,604 Ordinary Shares and (ii) 500,333 Ordinary Shares that are issuable upon the exercise of warrants, each to acquire one Ordinary Share ("Warrants").
  
  The Percent of Class is calculated based on (i) 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, as increased by (ii) 500,333 Ordinary Shares issuable upon the exercise of Warrants.
- Frazier Lifesciences Sponsor LLC (CIK 0001828906): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,968,000; sole dispositive power 0; shared dispositive power 3,968,000; aggregate amount beneficially owned 3,968,000 (3.5% of the class)
  Comment: The Aggregate Amount consists of (i) 3,801,000 Ordinary Shares and (ii) 167,000 Ordinary Shares that are issuable upon the exercise of Warrants.
  
  The Percent of Class listed in row 13 is calculated based on (i) 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, as increased by (ii) 167,000 Ordinary Shares that are issuable upon the exercise of Warrants.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,327,937; sole dispositive power 0; shared dispositive power 7,327,937; aggregate amount beneficially owned 7,327,937 (6.5% of the class)
  Comment: The Aggregate Amount represents (i) 6,827,604 Ordinary Shares and (ii) 500,333 167,000 Ordinary Shares that are issuable upon the exercise of warrants, each to acquire one Ordinary Share ("Warrants").
  
  The Percent of Class is calculated based on (i) 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, as increased by (ii) 500,333 Ordinary Shares issuable upon the exercise of Warrants.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,327,937; sole dispositive power 0; shared dispositive power 7,327,937; aggregate amount beneficially owned 7,327,937 (6.5% of the class)
  Comment: The Aggregate Amount represents (i) 6,827,604 Ordinary Shares and (ii) 500,333 167,000 Ordinary Shares that are issuable upon the exercise of warrants, each to acquire one Ordinary Share ("Warrants").
  
  The Percent of Class is calculated based on (i) 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, as increased by (ii) 500,333 Ordinary Shares issuable upon the exercise of Warrants.
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,587,957; sole dispositive power 0; shared dispositive power 5,587,957; aggregate amount beneficially owned 5,587,957 (5% of the class)
  Comment: The Percent of Class is calculated based on 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,587,957; sole dispositive power 0; shared dispositive power 5,587,957; aggregate amount beneficially owned 5,587,957 (5% of the class)
  Comment: The Percent of Class is calculated based on 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,587,957; sole dispositive power 0; shared dispositive power 5,587,957; aggregate amount beneficially owned 5,587,957 (5% of the class)
  Comment: The Percent of Class is calculated based on 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences Public Overage Fund, L.P. (CIK 0001913804): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,975,757; sole dispositive power 0; shared dispositive power 2,975,757; aggregate amount beneficially owned 2,975,757 (2.6% of the class)
  Comment: The Percent of Class is calculated based on 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP Overage, L.P. (CIK 0001963247): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,975,757; sole dispositive power 0; shared dispositive power 2,975,757; aggregate amount beneficially owned 2,975,757 (2.6% of the class)
  Comment: The Percent of Class is calculated based on 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP Overage, L.L.C. (CIK 0001963248): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,975,757; sole dispositive power 0; shared dispositive power 2,975,757; aggregate amount beneficially owned 2,975,757 (2.6% of the class)
  Comment: The Percent of Class is calculated based on 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,174,815; sole dispositive power 0; shared dispositive power 1,174,815; aggregate amount beneficially owned 1,174,815 (1% of the class)
  Comment: The Percent of Class is calculated based on 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,174,815; sole dispositive power 0; shared dispositive power 1,174,815; aggregate amount beneficially owned 1,174,815 (1% of the class)
  Comment: The Percent of Class is calculated based on 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,174,815; sole dispositive power 0; shared dispositive power 1,174,815; aggregate amount beneficially owned 1,174,815 (1% of the class)
  Comment: The Percent of Class is calculated based on 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences XII, L.P. (CIK 0002052255): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 59,647; sole dispositive power 0; shared dispositive power 59,647; aggregate amount beneficially owned 59,647 (0.1% of the class)
  Comment: The Percent of Class is calculated based on 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XII, L.P. (CIK 0002052246): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 59,647; sole dispositive power 0; shared dispositive power 59,647; aggregate amount beneficially owned 59,647 (0.1% of the class)
  Comment: The Percent of Class is calculated based on 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XII, L.L.C. (CIK 0002052177): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 59,647; sole dispositive power 0; shared dispositive power 59,647; aggregate amount beneficially owned 59,647 (0.1% of the class)
  Comment: The Percent of Class is calculated based on 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,327,937; sole dispositive power 0; shared dispositive power 7,327,937; aggregate amount beneficially owned 7,327,937 (6.5% of the class)
  Comment: The Aggregate Amount represents (i) 6,827,604 Ordinary Shares and (ii) 500,333 Ordinary Shares that are issuable upon the exercise of warrants, each to acquire one Ordinary Share ("Warrants").
  
  The Percent of Class is calculated based on (i) 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, as increased by (ii) 500,333 Ordinary Shares issuable upon the exercise of Warrants.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,327,937; sole dispositive power 0; shared dispositive power 7,327,937; aggregate amount beneficially owned 7,327,937 (6.5% of the class)
  Comment: The Aggregate Amount represents (i) 6,827,604 Ordinary Shares and (ii) 500,333 Ordinary Shares that are issuable upon the exercise of warrants, each to acquire one Ordinary Share ("Warrants").
  
  The Percent of Class is calculated based on (i) 112,628,458 shares Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, as increased by (ii) 500,333 Ordinary Shares issuable upon the exercise of Warrants.
- Albert Cha (CIK 0001397906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Brush (CIK 0001865123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Estes (CIK 0001702527): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.12 per share
Name of issuer: NEWAMSTERDAM PHARMA COMPANY N.V.
Address of issuer's principal executive offices: Gooimeer 2-35, 1411, Naarden, Netherlands (P7), 1411 DC
Comment: This Amendment No. 5 ("Amendment No. 5") to Schedule 13D amends the statement on Schedule 13D filed on December 2, 2022 (the "Original Schedule 13D") as amended on June 7, 2023, August 15, 2023, February 21, 2024 and December 17, 2024 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 5, the "Schedule 13D"). Except as otherwise specified in this Amendment No. 5, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to incorporate Item 5(c) hereof and the following at the end thereof:

The working capital of FLS X, Sponsor, FLSPF, FLSPOF, FLS XI and FLS XII was the source of the funds for their respective purchases reported on Exhibit 10.1. No part of the purchase price for such purchases was represented by funds or other consideration borrowed or otherwise obtained for the purpose of such acquisitions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLS X directly holds 3,026,604 Ordinary Shares and 333,333 warrants ("Warrants") to acquire an equivalent number of Ordinary Shares (collectively, the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

Sponsor directly holds 3,801,000 Ordinary Shares and 167,000 Warrants (the "Sponsor Shares"). FLS X is the sole member of Sponsor. FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the Sponsor Shares.

FLSPF directly holds 5,587,957 Ordinary Shares (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLSPOF directly holds 2,975,757 Ordinary Shares (the "FLSPOF Shares"). FHMLSP Overage, L.P. is the general partner of FLSPOF and the general partner of FHMLSP Overage, L.P. is FHMLSP Overage, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPOF, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLS XI directly holds 1,174,815 Ordinary Shares (the "FLS XI Shares"). FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLS XII directly holds 59,647 Ordinary Shares (the "FLS XII Shares"). FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g)
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as set forth on Exhibit 10.1 of this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FLS X Shares, the Sponsor Shares, the FLSPF Shares, the FLSPOF Shares, the FLS XI Shares and the FLS XII Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Transactions Relating to the Ordinary Shares of the Issuer During the Past Sixty (60) Days
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (08/20/2025)
- Frazier Lifesciences Sponsor LLC: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P., Sole Member of Frazier Lifesciences Sponsor LLC (08/20/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (08/20/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (08/20/2025)
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/20/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/20/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (08/20/2025)
- Frazier Life Sciences Public Overage Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P., GP of Frazier Life Sciences Public Overage Fund, L.P. (08/20/2025)
- FHMLSP Overage, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P. (08/20/2025)
- FHMLSP Overage, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C. (08/20/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (08/20/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (08/20/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (08/20/2025)
- Frazier Life Sciences XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (08/20/2025)
- FHMLS XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (08/20/2025)
- FHMLS XII, L.L.C.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C. (08/20/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/20/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/20/2025)
- Albert Cha: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Albert Cha, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/20/2025)
- James Brush: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James Brush, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/20/2025)
- Daniel Estes: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Daniel Estes, pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022 (08/20/2025)